Exhibit 99.1

CollPlant and United Therapeutics Announce Global Licensing and
Commercialization Agreement for 3D Bioprinting of Solid-Organ Scaffolds for Human Transplants

Collaboration Combines CollPlant’s Proprietary rhCollagen-based Bioink Technology and United Therapeutics’ Regenerative Medicine and Organ Manufacturing Capabilities

NESS ZIONA, Israel and SILVER SPRING, Maryland, October 22, 2018 -- CollPlant (NASDAQ: CLGN, TASE: CLGN) and United Therapeutics Corporation (NASDAQ:UTHR) today announced that they have entered into a license, development and commercialization agreement for 3D bioprinted lung transplants. The agreement combines CollPlant’s proprietary recombinant human collagen (rhCollagen) and BioInk technology with the regenerative medicine and organ manufacturing capabilities of United Therapeutics.

Under terms of the agreement, CollPlant granted United Therapeutics, through its wholly owned organ manufacturing and transplantation-focused subsidiary Lung Biotechnology PBC, an exclusive license to its technology for the production and use of rhCollagen-based BioInk for 3D bioprinted lung transplants throughout the universe. CollPlant will manufacture and supply BioInk for a few years to meet development process demand, and will provide technical support to United Therapeutics as it establishes a U.S. facility for the manufacture of CollPlant’s rhCollagen and BioInk. In addition to the initial focus on lung manufacturing, the agreement grants United Therapeutics an option, in its sole discretion, to expand the field of its license to add up to three additional organs.

Under financial terms of the agreement, once effective, CollPlant will receive an upfront payment of $5 million and milestone payments of up to $15 million based on the achievement of certain operational and regulatory milestones related to the development of manufactured lungs. The agreement also provides for option exercise payments of up to $9 million, and additional developmental milestone payments of up to $15 million if United Therapeutics elects to develop manufactured organs other than lungs using CollPlant’s technology. CollPlant will also be entitled to receive royalties on sales of commercialized products covered by patents licensed from CollPlant, as well as reimbursement for certain costs. Effectiveness of the agreement is subject to certain closing conditions, including receipt of approval of the agreement by the Israel Innovation Authority (formerly, the Office of Chief Scientist).

Commenting on today’s news, Yehiel Tal, Chief Executive Officer of CollPlant, stated, “We strongly believe that our proprietary and proven rhCollagen is the finest building block for regenerative medicine scaffolds available today, and will play a critical role in the organ manufacturing process. As a pioneer in the field, United Therapeutics is the perfect partner for us. This strategic agreement is a major achievement for CollPlant as it aligns us with a global leader, validates our technology and creates value for our shareholders. We are honored to have established this important collaboration with United Therapeutics and look forward to working together to bring lifesaving organs to humanity.”

“We are excited to work with CollPlant’s extraordinary Israeli technology to transform the tobacco plant that is so associated with lung disease into a collagen-expressing plant that will be essential to the production of an unlimited number of transplantable lungs,” said Martine Rothblatt, Ph.D., Chairman and Chief Executive Officer of United Therapeutics.

About United Therapeutics Corporation

United Therapeutics Corporation focuses on the strength of a balanced, value-creating biotechnology model. We are confident in our future thanks to our fundamental attributes, namely our obsession with quality and innovation, the power of our brands, our entrepreneurial culture and our bioinformatics leadership. We also believe that our determination to be responsible citizens – having a positive impact on patients, the environment and society – will sustain our success in the long term.

Through our wholly-owned subsidiary, Lung Biotechnology PBC, we are focused on addressing the acute national shortage of transplantable lungs and other organs with a variety of technologies that either delay the need for such organs or expand the supply. Lung Biotechnology is the first public benefit corporation subsidiary of a public biotechnology or pharmaceutical company. [uthr-g]

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. The Company’s products are based on its rhCollagen (recombinant human collagen) that is produced with its proprietary plant-based genetic engineering technology.

CollPlant’s products address indications for diverse fields of organ and tissue repair and are ushering in a new era in regenerative medicine. The Company’s flagship BioInk product line provides an ideal building block for 3D bioprinting of tissues and organs, and its unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information, visit http://www.collplant.com.

Safe Harbor for Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s and United Therapeutics’ objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant and United Therapeutics each intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s and United Therapeutics’ actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the CollPlant’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; CollPlant’s and United Therapeutics’ expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen-based BioInk; the CollPlant’s and United Therapeutics’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based BioInk, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the CollPlant’s rhCollagen-based BioInk and United Therapeutics’ manufactured organs; CollPlant’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; the CollPlant’s and United Therapeutics’ ability to establish and maintain strategic partnerships and other corporate collaborations; CollPlant’s and United Therapeutics’ reliance on third parties to conduct some aspects of its product manufacturing; the scope of protection CollPlant and United Therapeutics are able to establish and maintain for intellectual property rights and the companies’ ability to operate their business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the companies operate; projected capital expenditures and liquidity; changes in the companies’ strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant and United Therapeutics is contained under the heading “Risk Factors” included in CollPlant’s and United Therapeutics’ most recent annual report on Form 20-F and Form 10-K, respectively, filed with the SEC, and in other filings that CollPlant and United Therapeutics have made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s and United Therapeutics’ current views with respect to future events, and neither company undertakes, and each company specifically disclaims, any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant: Eran Rotem Deputy CEO & Chief Financial Officer Tel: + 972-73-2325600/612 Email: Eran@collplant.com
Contact at United Therapeutics: James Edgemond Chief Financial Officer and Treasurer Tel: + 1 (301) 608-9292 Email: jedgemond@unither.com

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